China Xingbang Industry Group Inc.
7/F West Tower, Star International Mansion,
No. 6-20 Jinsui Rd.,
Tianhe District, Guangzhou,
Guangdong Province, P. R. C.

VIA EDGAR
Ms. Angela McHale
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	China Xingbang Industry Group Inc.
Registration Statement on Form S-1
Filed November 18, 2011
File No. 333-178062

China Xingbang Industry Group Inc. (the “Company”, “it”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 13, 2012 regarding Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No.1”) previously filed on December 23, 2011. A marked version of Amendment No. 2 (“Amendment No. 2”) to Amendment No. 1 is enclosed herewith reflecting all changes to Amendment No. 1. For your convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response.

General

1.
We note your assertion that the selling shareholders are not acting as a conduit for the issuer in your response to comment 1 in our letter dated December 19, 2011. However, considering the brief expanse of time between when the shares were acquired by the named selling shareholders and this proposed offering, please provide an expanded analysis as to how the shares were initially acquired for investment purposes by such shareholders and not with intent to distribute. Please also revise to discuss the respective relationships of the selling shareholders to the registrant in greater detail. We may have further comment based on your response.

Response:   The selling shareholders Dual Glory Limited, Empire Star Group Limited, Eternal Lead Limited, Top Pearl Holdings Limited, Rosy Period Limited, Novel Brilliant Limited, Magic Sail Limited and EastPark Capital Group Limited acquired their respective shares on May 13, 2011.  Beneficial owners of these eight selling shareholders are business partners of Guangdong Xingbang Industry Information & Media Co. Ltd. (“Guangdong Xingbang”), the Company’s principal operating subsidiary.   When Xing Bang Industry Group Limited, a British Virgin Islands (“Xingbang BVI”) was incorporated in March 2011,  Mr. Xiaohong Yao, the Company’s founder and largest beneficial owner contacted a number of his business partners to solicit them in investing in Xingbang BVI.  Eight of the people he solicited subscribed shares in Xingbang BVI at the subscription price of $0.001 per ordinary share.  The eight selling shareholders have held the shares in excess of six months at the time of the initial filing of the Form S-1. Therefore, we believe these eight shareholders purchased their shares for investment purposes without the intention to distribute such shares.

The remaining 98 named selling shareholders are private placement investors who purchased the shares at the price of $0.31 per share in October 2011.  At the end of second quarter of 2011, the Company’s independent auditors raised substantial doubt about the Company’s ability to continue as a going concern. Therefore, Company management decided to raise money through a private placement to fund its operations.  As of June 30, 2011, the Company had an accumulated deficit of $285,159, including a net loss of $529,327 for the six month period ended on June 30, 2011.  As of June 30, 2011, the Company’s total current liabilities exceeded its total current assets by $68,333 and the Company’s cash used in operations was $572,401 for the six months ended on June 30, 2011.   Management decided to raise money via a private placement among Chinese investors and solicited approximately 100 investors.  98 investors subscribed for a total of 1,244,000 shares of common stock at the purchase price of $0.31 (RMB 2.00) and the Company raised $385,640. These individual investors’ subscription in the private placement was for investment purposes only and they made affirmative representations to the Company to that effect.  None of the investors have any employment relationship or are otherwise affiliated with the Company.   The Company is filing this registration statement because the Company granted these investors registration rights, which is a customary practice in PIPE transactions.  The relative short expanse of time between the close of the PIPE transaction and the filing of the registration statement, which would allow the PIPE investors to sell their shares if they choose to do so, is customary for investments of this nature.  In addition, these 98 shareholders’ holdings only account for 1.5% of the outstanding shares of the Company’s common stock.  Such a small percentage further supports the Company’s position that the investors are not acting as a conduit for the Company.

Signatures

2.
We note your response to comment 3 of our letter dated December 19, 2011. Please have the registrant’s chief executive officer, chief financial officer and controller or principal accounting officer sign the registration statement in their individual capacities. See Instruction 1 under the Signatures section of Form S-1.

Response: In response to your comment, the Chief Financial Officer signed the registration statement in his capacity as both principal financial officer and principal accounting officer of the Company.

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In connection with the responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  Please contact our legal counsel, Adam Mimeles, Esq. of Ellenoff Grossman & Schole LLP, at (212) 370-1300 should there be any questions or comments regarding the foregoing.

Thank you.

Sincerely,

/s/ Xiaohong Yao

Xiaohong Yao
Chairman of the Board, CEO and President